 EX‑35.5

 (logo) BERKADIA

Annual Statement as to Compliance

For the Year Ended December 31, 2015

Morgan Stanley Capital I Inc. Commercial Mortgage Pass-Through Certificates Series 2012-C4

Pursuant to Section 13.9 of the Subservicing Agreement governing the referenced transaction (the “Servicing Agreement”), I hereby attest that:

i. A review of the activities and performance of Berkadia as Subservicer during the period has been made under my supervision.

ii. To the best of my knowledge, based on such review, Berkadia as Subservicer has fulfilled, in all material respects, its obligations under this Subservicing Agreement throughout the period and no default by the Subservicer under the Subservicing Agreement has occurred and is continuing.

Berkadia,

/s/ Mark E. McCool

Mark E. McCool

President

February 10, 2016